UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                   SCHEDULE TO
                                  (Rule 13d-4)


            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 ---------------

                         INTERNET SECURITY SYSTEMS, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

 Certain Employee Options to Purchase Common Shares, $0.01 Par Value Per Share,
             Having an Exercise Price Greater Than $30.00 Per Share
                         (Title of Class of Securities)



                                   46060X 10 7

                               -------------------

         (CUSIP Number of Class of Securities (Underlying Common Stock))

                                   Sean Bowen
                                 General Counsel
                         Internet Security Systems, Inc.
                               6303 Barfield Road
                                Atlanta, GA 30066
                                  404-236-2600

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 ---------------

                                    Copy to:

                              J. Mark Poerio, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                      1299 Pennsylvania Avenue, 10th Floor
                             Washington, D.C. 20004
                                 (202) 508-9500
                               Fax: (202) 508-9700

                                 ---------------

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
       Transaction Valuation*                     Amount of Filing Fee
--------------------------------------------------------------------------------
            $12,987,521                                $1,050.69
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that outstanding options to purchase 1,445,467 common shares of Internet Security Systems, Inc. having an aggregate value of $12,987,521 as of October 24, 2003 will be tendered by eligible employees pursuant to this offer. The aggregate value of such options was calculated based on the Black Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of the transaction


                                -----------------

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:             Not Applicable
               Form or Registration No.:           Not Applicable
               Filing party:                       Not Applicable
               Date filed:                         Not Applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

               [_] third party tender offer subject to Rule 14d-1.
               [X] issuer tender offer subject to Rule 13e-4.
               [_] going-private transaction subject to Rule 13e-3.
               [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Item 1. Summary Term Sheet.

               The information set forth under "Summary Term Sheet" in the Offer to Exchange dated October 29, 2003 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

        (a) The name of the issuer is Internet Security Systems, Inc., a Delaware corporation (the "Company"). The address of its principal executive offices is 6303 Barfield Road, Atlanta, GA 30328. The telephone number of its principal executive offices is 404-236-2600. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning the Company, Inc.") is incorporated herein by reference.


        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options having an exercise price exceeding $30.00 per share (the "Options") held by certain of the Company's employees under the Company's Restated 1995 Stock Incentive Plan, as Amended (the " Plan") to purchase shares of the Company's common stock, $0.01 par value (the "Common Shares"), for new options (the "New Options") to purchase the Common Shares to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). Option holders who wish to participate in the Offer will be required to tender all of their Options with an exercise price exceeding $30.00 per share. All employees holding eligible options are eligible to participate in the Offer other than directors of the Company and the top five executive officers of the Company, including its chief executive officer. In order to receive New Options, a participant must remain an eligible employee until the date the New Options are granted. As of October 24, 2003, there were 1,445,467 Options outstanding under the Plan with an exercise price exceeding $30.00 per share. The information set forth in the Offer to Exchange under "Summary Term Sheet,"
Section 1 ("The Offer; Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.


        (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        (a)    The Company is the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("The Offer; Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5  ("Acceptance  of Options for Exchange and

Issuance of New Options"), Section 6 ("Choosing not to Tender"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b)    The  information set forth in the Offer to Exchange under Section
11  ("Interests  of  Directors  and  Officers;   Transactions  and  Arrangements
Concerning the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a)    The  information set forth in the Offer to Exchange under Section
11  ("Interests  of  Directors  and  Officers;   Transactions  and  Arrangements
Concerning the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

        (d)    Not applicable.

Item 8. Interest in Securities of the Subject Company.

        (a)    The  information set forth in the Offer to Exchange under Section
11  ("Interests  of  Directors  and  Officers;   Transactions  and  Arrangements
Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

        (a)    Not applicable.

Item 10. Financial Statements.

        (a)    The following information is incorporated herein by reference:

               (1) the  information  set  forth in the Offer to  Exchange  under
Section 10 ("Information Concerning the Company") and Section 18 ("Additional Information");

               (2) the Audited Financial Statements of the Company included in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2002, previously filed with the Securities and Exchange Commission (the "SEC") on March 28, 2003;

               (3) the information set forth in Item 1 of the Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2003 filed with the Securities and Exchange Commission on May 14, 2003 and for its fiscal quarter ended June 30, 2003 filed with the Securities and Exchange Commission on August 8, 2003; and

               (4) the unaudited consolidated financial statements of the Company included in the Company's current report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2003.

        (b)    Not applicable.

Item 11. Additional Information.

        (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)    Not applicable.

Item 12. Exhibits.

        (a)    (1)  Offer to Exchange dated October 29, 2003.

               (2)  Letter of Transmittal.

               (3)  Form of Letter to Option Holders Regarding Offer.

               (4)  Form  of  Letter  to  Tendering  Option  Holders   Regarding
Acceptance of Tendered Options.

               (5) Announcement from Tom Noonan sent to employees of the Company on October 29, 2003.

               (6)  PowerPoint summary presentation about the Offer to Exchange.

               (7)  Press Release dated October 29, 2003.

               (8)  Election to Decline Offer.

               (9)  Form of reminder notice to be emailed to employees.

               (10) Form of email regarding overview presentation.

               (11) Form of email regarding webinar overview presentation.


        (b)    Not applicable.

        (d) Internet Security Systems, Inc. Restated 1995 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form S-8 (registration no. 333-100954) filed on November 1, 2002).

        (g)    Not applicable.

        (h)    Not applicable.

Item 13. Information Required by Schedule 13E-3.

               Not applicable.

                                    SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                            INTERNET SECURITY SYSTEMS, INC.


                                            By: /s/ Richard Macchia
                                                --------------------------------
                                                   Richard Macchia
                                                   Chief Financial Officer

Date:  October 29, 2003.

                                INDEX TO EXHIBITS

      Exhibit Number                          Description
      --------------                          -----------

          (a)(1)            Offer to Exchange dated October 29, 2003.

          (a)(2)            Letter of Transmittal.

          (a)(3)            Form of Letter to Option Holders Regarding Offer.

          (a)(4) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

          (a)(5) Announcement from Tom Noonan sent to employees of the Company on October 29, 2003.

          (a)(6) PowerPoint summary presentation about the Offer to Exchange.

          (a)(7)            Press Release dated October 29, 2003.

          (a)(8)            Election to Decline Offer.

          (a)(9)            Form of reminder email to be emailed to employees.

         (a)(10)            Form of email regarding overview presentation.

         (a)(11) Form of email regarding webinar overview presentation.

           (b)              Not applicable.

           (d) Internet Security Systems, Inc. Restated 1995 Stock Incentive Plan (incorporated by reference to Exhibit
                            4.2 to the Company's registration statement on Form S-8 (registration no. 333-100954) filed on November 1, 2002).

           (g)              Not applicable.

           (h)              Not applicable.